
03025922

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 200549


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH. D.C.
155
SECTION

**FORM 11-K**

**Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from ______________ to ________________.

Commission file number 1-6140



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
   Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees
   Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

**REQUIRED INFORMATION**

1. An audited statement of Net Assets Available for Plan Benefits as of December 31, 2002 and December 31, 2001 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited statement of changes in Net Assets Available for Plan Benefits for each of the years ended December 31, 2002 and December 31, 2001 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

3. An audited statement of Net Assets Available for Plan Benefits as of December 31, 2002 and December 31, 2001 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

4. An audited statement of changes in Net Assets Available for Plan Benefits for each of the years ended December 31, 2002 and December 31, 2001 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, prepared in accordance with the financial reporting requirements of ERISA is attached.

Exhibits

23.1 Consent of Deloitte & Touche LLP.

23.2 Consent of BKD LLP.

**SIGNATURES**

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees

Date: June 27, 2003



Phillip R. Watts
Secretary, Administrative Committee

# *Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees (formerly Dillard's, Inc. Retirement Plan for Full-Time Employees)*

*Plan No. 111*

*Financial Statements As of December 31, 2002 and 2001,*
*Supplemental Schedule As of December 31, 2002,*
*and Independent Auditors' Reports*

## INDEPENDENT AUDITORS' REPORT

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees:

We have audited the accompanying statement of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan (formerly Dillard's, Inc. Retirement Plan for Full-Time Employees) as of December 31, 2001 and for the year then ended were audited by other auditors, whose report, dated April 5, 2002 and June 27, 2003 as to Note 7 expressed an unqualified opinion on those statements.

We conducted our 2002 audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2002 financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Dallas, Texas
June 27, 2003

## Independent Accountants' Report

Dillard's Administrative Committee
Dillard's, Inc. Investment &
Employee Stock Ownership Plan for Full-Time Employees
Little Rock, Arkansas

We have audited the accompanying statement of net assets available for benefits of Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees (formerly reported in combined financial statements titled Dillard's Inc. Retirement Plan, which also included the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7, these financial statements include only the Plan, which previously reported on a combined basis with the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees.

BKD, LLP

Little Rock, Arkansas
April 5, 2002, except for Note 7, as to which the date is June 27, 2003

Federal Employer Identification Number: 44-0160260

**DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES (FORMERLY DILLARD'S, INC. RETIREMENT PLAN FOR FULL-TIME EMPLOYEES)**

**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001**

| **ASSETS** | **2002** | **2001** |
|---|---|---|
| INVESTMENT IN MASTER TRUST (Note 4) | $ 357,694,122 | $ 386,107,303 |
| INVESTMENT - PARTICIPANT LOANS | 8,214,718 | 6,148,216 |
| Total investments | 365,908,840 | 392,255,519 |
| RECEIVABLES: | | |
| Employer contributions | 259,050 | 509,443 |
| Participant contributions | 464,547 | 1,021,430 |
| Total receivables | 723,597 | 1,530,873 |
| Total assets | 366,632,437 | 393,786,392 |
| **LIABILITIES** | | |
| Excess contributions refundable | (605,043) | - |
| Total liabilities | (605,043) | - |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 366,027,394 | $ 393,786,392 |

See notes to financial statements.

**DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES (FORMERLY DILLARD'S, INC. RETIREMENT PLAN FOR FULL-TIME EMPLOYEES)**

**STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**
**YEARS ENDED DECEMBER 31, 2002 AND 2001**

| | 2002 | 2001 |
|---|---|---|
| Net decrease in Plan assets from investment activities of the Master Trust | $ (24,364,112) | $ (2,614,376) |
| Participant loan interest | 506,960 | 424,674 |
| Net investment loss | (23,857,152) | (2,189,702) |
| Contributions: | | |
| Participant | 25,207,822 | 30,779,624 |
| Employer | 13,632,929 | 13,797,118 |
| Total contributions | 38,840,751 | 44,576,742 |
| Total additions | 14,983,599 | 42,387,040 |
| Distributions to participants | (42,784,908) | (51,428,628) |
| Corrective distributions | (605,043) | - |
| Total deductions | (43,389,951) | (51,428,628) |
| Net transfers from/(to) Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees | 647,354 | (24,589,859) |
| Net decrease in net assets available for benefits | (27,758,998) | (33,631,447) |
| NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR | 393,786,392 | 427,417,839 |
| NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR | $ 366,027,394 | $ 393,786,392 |

See notes to financial statements.

## DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES (FORMERLY DILLARD'S, INC. RETIREMENT PLAN FOR FULL-TIME EMPLOYEES)

## NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001

### 1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees (the "Plan"), (formerly Dillard's, Inc. Retirement Plan for Full-Time Employees) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

***General*** - The Plan is a defined contribution plan covering employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company") upon employment that are not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

PAYSOP/Profit Sharing accounts, Basic Pre-Tax and After-Tax accounts, Voluntary Pre-Tax accounts, Post-2000 Dividend accounts and all Employer Matching and Stock Bonus accounts are intended to constitute an ESOP as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP.

***Contributions*** - Participants in the Plan may elect to contribute on a pretax basis a minimum of 1% to a maximum of 20% of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions include the following:

**Basic Salary Deferral Contributions –** Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are 100 percent matched by the Company. Company matching contributions are also invested in Dillard's, Inc. common stock.

**Voluntary Salary Deferral Contributions** – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants direct to be invested in various investment options. The Plan currently offers eight mutual funds, two commingled trusts, and Dillard's, Inc. common stock as investment options for participants. Participants are not required to make Basic Salary Deferral Contributions before they can make a Voluntary Salary Deferral Contribution. The Company does not match Voluntary Salary Deferral Contributions.

**Voluntary Catch-Up Salary Deferral Contributions** – Voluntary Catch-Up Salary Deferral Contributions may only be made by participants who are age 50 or older by the end of the Plan year and may not exceed the Maximum Catch-Up Pre-Tax Dollar Limit. The Company does not match Voluntary Catch-Up Salary Deferral Contributions.

**Basic After-Tax and Voluntary After-Tax Contributions** – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions.

**Rollover Contributions** – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

***Investment Options*** - For the years ended December 31, 2002 and 2001, participants could direct the investment of both Voluntary pretax and after-tax contributions and rollover contributions into the Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, Dillard's Capital Preservation Fund, Lazard International Equity Fund, Oppenheimer International Growth Fund, PIMCO Total Return Bond Fund, State Street Research Aurora Fund, Lord Abbett Developing Growth Fund, MFS Massachusetts Investors Growth Fund, Merrill Lynch Basic Value Fund, and the MFS Total Return Fund. If contributions are not directed among the eleven available investment options offered by the Plan, then the contributions will be automatically invested in the Dillard's Capital Preservation Fund, which holds the Plan's investments in insurance contracts and Merrill Lynch Retirement Preservation Trust fund investment.

***Participant Accounts*** - Each participant's account is credited with the participant's contributions, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

***Vesting*** - Participants are immediately vested in their Basic and Voluntary contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2001 to the Post 2001 Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes six or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre 1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. Nonvested balances are forfeited upon termination of service and are used to reduce the amount of the Company's future contributions to the Plan.

***Payment of Benefits*** – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The Company matching contributions plus the earnings thereon are available for lump-sum payment the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65.

***Withdrawals Prior to Termination*** – A participant may withdraw all or a portion of their Voluntary After-Tax Account or certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 70 ½, a participant may withdraw all of their accounts.

***Administrative Expenses*** – Substantially all administrative costs are borne by the Plan.

***Plan Termination*** – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

***Participant Loans*** – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** - The financial statements of the Plan are prepared under the accrual method of accounting.

***Use of Estimates*** - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

***Investment Valuation*** - The Plan's investments are held by Merrill Lynch Trust Company, FSB (the "Trustee") and consist of investments in mutual funds, commingled collective trust funds, guaranteed investment contracts and participant loans. Investments in the mutual funds and commingled collective trust funds are presented at fair value, which is determined to be the net asset value of the mutual funds and commingled collective trust fund value estimated based on the market value of the underlying securities. Participant loans are valued at cost, which approximates fair value. Guaranteed investment contracts are valued at contract value, which approximates fair value. For the Plan years ended December 31, 2002 and 2001, the crediting interest rates and the average rates of return for the contracts ranged from 6.33% to 9.01% and 4.08% to 6.70%, respectively.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

***Payment of Benefits*** – Benefits are recorded when paid.

## 3. TAX STATUS

The Plan obtained its latest determination letter on July 1, 1996, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. A new determination letter has been requested.

## 4. MASTER TRUST FINANCIAL INFORMATION

The Plan participates in a trust ("Master Trust"), which holds substantially all of the investment assets of the Plan and the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for investment and administrative purposes of these plans. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plan's participants.

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust nonparticipant-directed investments is as follows:

| | Years Ended December 31, 2002 | 2001 |
|---|---|---|
| Net assets: | | |
| Dillards, Inc. common stock | $ 92,122,256 | $ 91,872,234 |
| Changes in net assets: | | |
| Net appreciation (depreciation) | $ (1,993,771) | $ 20,731,484 |
| Dividends | 919,427 | 869,514 |
| Contributions | 14,371,531 | 15,157,893 |
| Benefits paid to participants | (13,026,158) | (3,045,556) |
| Other | (21,007) | (723,278) |
| Increase in nonparticipant-directed net assets | $ 250,022 | $ 32,990,057 |

## Net Assets in Master Trust

| | December 31 | |
|---|---|---|
| | **2002** | **2001** |
| **Investments at fair value as determined by quoted market price -** | | |
| Stocks: | | |
| Dillard's, Inc. Class A common stock (party-in-interest) | $ 76,737,314 | $ 73,523,767 |
| Dillard's, Inc. Class A common stock (party-in-interest) | 92,122,254 | 91,872,234 * |
| Mutual funds: | | |
| Lazard International Equity Fund | 1,197,031 | 1,288,757 |
| Oppenheimer International Growth Fund | 259,092 | 131,584 |
| PIMCO Total Return Fund | 10,849,041 | 9,704,287 |
| State Street Research Aurora Fund | 2,126,925 | 576,309 |
| Lord Abbett Developing Growth Fund | 1,260,300 | 1,834,238 |
| MFS Total Return Fund | 27,612,544 | 34,267,892 |
| MFS Massachusetts's Investors Growth Fund | 66,758,033 | 111,556,334 |
| Merrill Lynch Basic Value Fund | 6,454,392 | 7,750,399 |
| **Investments at estimated fair value -** | | |
| Common collective trust funds: | | |
| Merrill Lynch Retirement Preservation Trust | 77,480,101 | 52,425,638 |
| Merrill Lynch Equity Index Fund | 2,947,723 | 3,617,476 |
| **Investments at contract value -** | | |
| Guaranteed investment contracts: | | |
| Transamerica Guaranteed Investment Contract December 31, 2010, 6.33% for 2002, 6.40% for 2001 | 4,965,132 | 12,414,786 |
| CNA Guaranteed Investment Contract August 29, 2003, 8.24% for 2002, 6.70% for 2001 | 6,991,416 | 10,139,903 |
| John Hancock Mutual Life Guaranteed Investment Contract May 1, 2007, 6.56% | 7,266,669 | 8,316,786 |
| State Street Bank & Trust Guaranteed Investment Contract December 31, 2025, 9.01% | 4,640,472 | - |
| State Street Bank & Trust Guaranteed Investment Contract February 27, 2002, 5.90% | - | 11,530,224 |
| John Hancock Mutual Life Guaranteed Investment Contract August 1, 2002, 4.08% | - | 3,020,130 |
| Banker's Trust Company Guaranteed Investment Contract March 31, 2007, 5.87% | - | 1,729 |
| Total investments | 389,668,439 | 433,972,473 |
| Receivables: | | |
| Accrued interest & dividends | 650,343 | 621,765 |
| Pending settlement | 3,964 | (55,591) |
| Total receivables | 654,307 | 566,174 |
| Cash | 188,520 | 582,598 |
| Net assets in Master Trust | $ 390,511,266 | $ 435,121,245 |
| Plan's interest in Master Trust net assets | $ 357,694,122 | $ 386,107,303 |
| Plan's percentage interest in Master Trust net assets | 92% | 89% |

*Non-participant directed investment

### Master Trust Investment Activities

| | Years Ended December 31, 2002 | 2001 |
|---|---|---|
| Investment income: | | |
| Interest | $ 5,957,203 | $ 5,990,479 |
| Dividends | 3,658,013 | 4,473,828 |
| Net change in market value of Dillard's, Inc. common stock | (218,456) | 37,624,810 |
| Net investment loss from common/collective trusts | (828,841) | (494,993) |
| Net investment loss from registered investment companies | (34,743,894) | (48,687,291) |
| Other | 451,480 | 628,082 |
| | (25,724,495) | (465,085) |
| Administrative expenses | (955,952) | (539,738) |
| Other | (491,435) | (4,486,669) |
| | (1,447,387) | (5,026,407) |
| Net decrease in Master Trust net assets derived from investment activities | $ (27,171,882) | $ (5,491,492) |
| Plan's interest in Master Trust investment activities | $ (24,364,112) | $ (2,614,376) |

## 5. CONTRACTS WITH INSURANCE COMPANY

The Master Trust holds insurance contracts with various insurers. These insurers maintain the Plan's deposits in funds that earn differing rates of interest each year. Interest rates vary between contracts and are subject to change. The funds maintained by the insurers are primarily invested in high-grade corporate bonds, notes and commercial paper.

## 6. SUBSEQUENT EVENT

During January 2003 the Plan received a transfer of the remaining net assets of the C.J. Gayfer & Company, Inc. Savings and Profit Sharing Plan ("C.J. Gayfer Plan") of $855,135. The Company acquired the plan sponsor of the C.J. Gayfer Plan in 1998. During 2002, the C.J. Gayfer Plan and all net assets were distributed to participants or transferred to the Plan as of January 31, 2003, the C.J. Gayfer Plan year-end.

## 7. REPORTING ENTITY

The Plan has previously prepared its financial statements on a combined basis with the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, which were collectively referred to as the Dillard's, Inc. Retirement Plan. The accompanying financial statements of the Plan include only financial information of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees.

* * * * * *

**DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES (FORMERLY DILLARD'S, INC. RETIREMENT PLAN FOR FULL-TIME EMPLOYEES)**

**SCHEDULE H, PART IV, LINE 4i -**
**SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**DECEMBER 31, 2002**

| Description of investment including maturity date, rate of interest, collateral, par, or maturity value | Current value |
|---|---|
| Participant loans with interest rates of 5.75% to 11.0% and maturity dates from January 1, 2003 to November 19, 2012 | $ 8,214,718 |

See accompanying independent auditors' report.

# *Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees (formerly Dillard's, Inc. Retirement Plan for Part-Time Employees)*

*Plan No. 113*

*Financial Statements As of December 31, 2002 and 2001,*
*Supplemental Schedule As of December 31, 2002,*
*and Independent Auditors' Reports*

## INDEPENDENT AUDITORS' REPORT

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees:

We have audited the accompanying statement of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan (formerly Dillard's, Inc. Retirement Plan for Part-Time Employees) as of December 31, 2001 and for the year then ended were audited by other auditors, whose report, dated April 5, 2002 and June 27, 2003 as to Note 6 expressed an unqualified opinion on those statements.

We conducted our 2002 audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2002 financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Dallas, Texas
June 27, 2003

## Independent Accountants' Report

Dillard's Administrative Committee
Dillard's, Inc. Investment &
Employee Stock Ownership Plan for Part-Time Employees
Little Rock, Arkansas

We have audited the accompanying statement of net assets available for benefits of Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees (formerly reported in combined financial statements titled Dillard's Inc. Retirement Plan, which also included the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 6, these financial statements include only the Plan, which previously reported on a combined basis with the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees.

BKD, LLP

Little Rock, Arkansas
April 5, 2002, except for Note 6, as to which the date is June 27, 2003

Federal Employer Identification Number: 44-0160260

**DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES (FORMERLY DILLARD'S, INC. RETIREMENT PLAN FOR PART-TIME EMPLOYEES)**

**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**
**DECEMBER 31, 2002 AND 2001**

| ASSETS | 2002 | 2001 |
|---|---|---|
| INVESTMENT IN MASTER TRUST (Note 4) | $ 32,817,144 | $ 49,013,942 |
| INVESTMENT - PARTICIPANT LOANS | 191,449 | 546,278 |
| Total investments | 33,008,593 | 49,560,220 |
| RECEIVABLES: | | |
| Employer contributions | 8,483 | 50,245 |
| Participant contributions | 35,915 | 200,818 |
| Total receivables | 44,398 | 251,063 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 33,052,991 | $ 49,811,283 |

See notes to financial statements.

**DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES (FORMERLY DILLARD'S, INC. RETIREMENT PLAN FOR PART-TIME EMPLOYEES)**

**STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2002 AND 2001**

| | 2002 | 2001 |
|---|---|---|
| Net decrease in Plan assets from investment activities of the Master Trust | $ (2,807,770) | $ (2,877,116) |
| Participant loan interest | 10,183 | 34,434 |
| Net investment loss | (2,797,587) | (2,842,682) |
| Contributions: | | |
| Participant | 1,931,685 | 5,963,480 |
| Employer | 446,447 | 1,360,775 |
| Total contributions: | 2,378,132 | 7,324,255 |
| Total additions | (419,455) | 4,481,573 |
| Distributions to participants | (15,691,483) | (6,256,443) |
| Net transfers from/(to) Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees | (647,354) | 24,589,859 |
| Net (decrease) increase in net assets available for benefits | (16,758,292) | 22,814,989 |
| NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR | 49,811,283 | 26,996,294 |
| NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR | $ 33,052,991 | $ 49,811,283 |

See notes to financial statements

# DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES (FORMERLY DILLARD'S, INC. RETIREMENT PLAN FOR PART-TIME EMPLOYEES)

## NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001

### 1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees (the "Plan"), (formerly Dillard's, Inc. Retirement Plan for Part-Time Employees) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

***General*** - The Plan is a defined contribution plan covering employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company") upon employment, if the employee's base hourly rate is $8.25 or less as of the first of the Plan year and the employee is not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

PAYSOP/Profit Sharing accounts, Basic Pre-Tax and After-Tax accounts, Voluntary Pre-Tax accounts, Post-2000 Dividend accounts and all Employer Matching and Stock Bonus accounts are intended to constitute an ESOP as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP.

***Contributions*** - Participants in the Plan may elect to contribute on a pretax basis a minimum of 1% to a maximum of 20% of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions include the following:

**Basic Salary Deferral Contributions** – Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, up to five percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are 100 percent matched by the Company. Company matching contributions are also invested in Dillard's, Inc. common stock.

**Voluntary Salary Deferral Contributions** – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants direct to be invested in various investment options. The Plan currently offers eight mutual funds, two commingled trusts, and Dillard's, Inc. common stock as investment options for participants. Participants are not required to make Basic Salary Deferral Contributions before they can make a Voluntary Salary Deferral Contribution. The Company does not match Voluntary Salary Deferral Contributions.

**Voluntary Catch-Up Salary Deferral Contributions** – Voluntary Catch-Up Salary Deferral Contributions may only be made by participants who are age 50 or older by the end of the Plan year and may not exceed the Maximum Catch-Up Pre-Tax Dollar Limit. The Company does not match Voluntary Catch-Up Salary Deferral Contributions.

**Basic After-Tax and Voluntary After-Tax Contributions** – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions. If Basic Salary Deferral

Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions.

**Rollover Contributions** – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

***Investment Options*** - For the years ended December 31, 2002 and 2001, participants could direct the investment of both Voluntary pretax and after-tax contributions and rollover contributions into the Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, Dillard's Capital Preservation Fund, Lazard International Equity Fund, Oppenheimer International Growth Fund, PIMCO Total Return Bond Fund, State Street Research Aurora Fund, Lord Abbett Developing Growth Fund, MFS Massachusetts Investors Growth Fund, Merrill Lynch Basic Value Fund, and the MFS Total Return Fund. If contributions are not directed among the eleven available investment options offered by the Plan, then the contributions will be automatically invested in the Dillard's Capital Preservation Fund, which holds the Plan's investments in insurance contracts and Merrill Lynch Retirement Preservation Trust fund investment.

***Participant Accounts*** - Each participant's account is credited with the participant's contributions, the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

***Vesting*** - Participants are immediately vested in their Basic and Voluntary contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2001 to the Post 2001 Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes six or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre 1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. Nonvested balances are forfeited upon termination of service and are used to reduce the amount of the Company's future contributions to the Plan.

***Payment of Benefits*** – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The Company matching contributions plus the earnings thereon are available for lump-sum payment the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65.

***Withdrawals Prior to Termination*** – A participant may withdraw all or a portion of their Voluntary After-Tax Account or certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 70 ½, a participant may withdraw all of their accounts.

***Administrative Expenses*** – Substantially all administrative costs are borne by the Plan.

***Plan Termination*** – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

***Participant Loans*** – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** - The financial statements of the Plan are prepared under the accrual method of accounting.

***Use of Estimates*** - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

***Investment Valuation*** - The Plan's investments are held by Merrill Lynch Trust Company, FSB (the "Trustee") and consist of investments in mutual funds, commingled collective trust funds, guaranteed investment contracts and participant loans. Investments in the mutual funds and commingled collective trust funds are presented at fair value, which is determined to be the net asset value of the mutual funds and commingled collective trust fund value estimated based on the market value of the underlying securities. Participant loans are valued at cost, which approximates fair value. Guaranteed investment contracts are valued at contract value, which approximates fair value. For the Plan years ended December 31, 2002 and 2001, the crediting interest rates and the average rates of return for the contracts ranged from 6.33% to 9.01% and 4.08% to 6.70%, respectively.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

***Payment of Benefits*** – Benefits are recorded when paid.

## 3. TAX STATUS

The Plan obtained its latest determination letter on July 1, 1996, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. A new determination letter has been requested.

## 4. MASTER TRUST FINANCIAL INFORMATION

The Plan participates in a trust ("Master Trust"), which holds substantially all of the investment assets of the Plan and the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for investment and administrative purposes of these plans. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plan's participants.

Information about the net assets and the significant components of the changes in net assets relating to the Master Trust nonparticipant-directed investments is as follows:

| | Years Ended December 31, 2002 | 2001 |
|---|---|---|
| Net assets: | | |
| Dillards, Inc. common stock | $ 92,122,256 | $ 91,872,234 |
| Changes in net assets: | | |
| Net appreciation (depreciation) | $ (1,993,771) | $ 20,731,484 |
| Dividends | 919,427 | 869,514 |
| Contributions | 14,371,531 | 15,157,893 |
| Benefits paid to participants | (13,026,158) | (3,045,556) |
| Other | (21,007) | (723,278) |
| Increase in nonparticipant-directed net assets | $ 250,022 | $ 32,990,057 |

## Net Assets in Master Trust

| | December 31 | |
|---|---|---|
| | **2002** | **2001** |
| **Investments at fair value as determined by quoted market price -** | | |
| Stocks: | | |
| Dillard's, Inc. Class A common stock (party-in-interest) | $ 76,737,314 | $ 73,523,767 |
| Dillard's, Inc. Class A common stock (party-in-interest) | 92,122,254 | 91,872,234 * |
| Mutual funds: | | |
| Lazard International Equity Fund | 1,197,031 | 1,288,757 |
| Oppenheimer International Growth Fund | 259,092 | 131,584 |
| PIMCO Total Return Fund | 10,849,041 | 9,704,287 |
| State Street Research Aurora Fund | 2,126,925 | 576,309 |
| Lord Abbett Developing Growth Fund | 1,260,300 | 1,834,238 |
| MFS Total Return Fund | 27,612,544 | 34,267,892 |
| MFS Massachusetts's Investors Growth Fund | 66,758,033 | 111,556,334 |
| Merrill Lynch Basic Value Fund | 6,454,392 | 7,750,399 |
| **Investments at estimated fair value -** | | |
| Common collective trust funds: | | |
| Merrill Lynch Retirement Preservation Trust | 77,480,101 | 52,425,638 |
| Merrill Lynch Equity Index Fund | 2,947,723 | 3,617,476 |
| **Investments at contract value -** | | |
| Guaranteed investment contracts: | | |
| Transamerica Guaranteed Investment Contract December 31, 2010, 6.33% for 2002, 6.40% for 2001 | 4,965,132 | 12,414,786 |
| CNA Guaranteed Investment Contract August 29, 2003, 8.24% for 2002, 6.70% for 2001 | 6,991,416 | 10,139,903 |
| John Hancock Mutual Life Guaranteed Investment Contract May 1, 2007, 6.56% | 7,266,669 | 8,316,786 |
| State Street Bank & Trust Guaranteed Investment Contract December 31, 2025, 9.01% | 4,640,472 | - |
| State Street Bank & Trust Guaranteed Investment Contract February 27, 2002, 5.90% | - | 11,530,224 |
| John Hancock Mutual Life Guaranteed Investment Contract August 1, 2002, 4.08% | - | 3,020,130 |
| Banker's Trust Company Guaranteed Investment Contract March 31, 2007, 5.87% | - | 1,729 |
| Total investments | 389,668,439 | 433,972,473 |
| Receivables: | | |
| Accrued interest & dividends | 650,343 | 621,765 |
| Pending settlement | 3,964 | (55,591) |
| Total receivables | 654,307 | 566,174 |
| Cash | 188,520 | 582,598 |
| Net assets in Master Trust | $ 390,511,266 | $ 435,121,245 |
| Plan's interest in Master Trust net assets | $ 32,817,144 | $ 49,013,942 |
| Plan's percentage interest in Master Trust net assets | 8% | 11% |

*Non-participant directed investment

**Master Trust Investment Activities**

| | Years Ended December 31, 2002 | 2001 |
|---|---|---|
| Investment income: | | |
| Interest | $ 5,957,203 | $ 5,990,479 |
| Dividends | 3,658,013 | 4,473,828 |
| Net change in market value of Dillard's, Inc. common stock | (218,456) | 37,624,810 |
| Net investment loss from common/collective trusts | (828,841) | (494,993) |
| Net investment loss from registered investment companies | (34,743,894) | (48,687,291) |
| Other | 451,480 | 628,082 |
| | (25,724,495) | (465,085) |
| Administrative expenses | (955,952) | (539,738) |
| Other | (491,435) | (4,486,669) |
| | (1,447,387) | (5,026,407) |
| Net decrease in Master Trust net assets derived from investment activities | $ (27,171,882) | $ (5,491,492) |
| Plan's interest in Master Trust investment activities | $ (2,807,770) | $ (2,877,116) |

## 5. CONTRACTS WITH INSURANCE COMPANY

The Master Trust holds insurance contracts with various insurers. These insurers maintain the Plan's deposits in funds that earn differing rates of interest each year. Interest rates vary between contracts and are subject to change. The funds maintained by the insurers are primarily invested in high-grade corporate bonds, notes and commercial paper.

## 6. REPORTING ENTITY

The Plan has previously prepared its financial statements on a combined basis with the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees, which were collectively referred to as the Dillard's, Inc. Retirement Plan. The accompanying financial statements of the Plan include only financial information of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees.

* * * * * *

**DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR PART-TIME EMPLOYEES (FORMERLY DILLARD'S, INC. RETIREMENT PLAN FOR PART-TIME EMPLOYEES)**

**SCHEDULE H, PART IV, LINE 4i -**
**SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**DECEMBER 31, 2002**

| Description of investment including maturity date, rate of interest, collateral, par, or maturity value | Current value |
|---|---|
| Participant loans with interest rates of 5.75% to 10.5% and maturity dates from January 16, 2003 to June 13, 2012 | $ 191,449 |

See accompanying independent auditors' report.

**Exhibit 23.1**

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 32-42553 of Dillard's, Inc. on Form S-8 of our reports dated June 27, 2003, appearing in this Annual Report on Form 11-K of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees and Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees, in each case for the year ended December 31, 2002.



Dallas, Texas
June 27, 2003

Exhibit 23.2

## CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 33-42553 on Form S-8 of our report on financial statements included in the annual report on Form 11-K of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees for the year ended December 31, 2001 and the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees for the year ended December 31, 2001.

BKD, LLP

Little Rock, Arkansas
June 27, 2003

ch/rp
2003CLIENT/70022/LTRL1271